[Letterhead of T-Mobile USA, Inc.]

May 19, 2022

Via EDGAR and Email

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jan Woo, Esq.
Mitchell Austin, Esq.

Re:	T-Mobile US, Inc. and T-Mobile USA, Inc.
Registration Statement on Form S-4
Filed April 22, 2022
File No. 333-264457

Dear Ms. Woo and Mr. Austin:

Reference is made to the Registration Statement on Form S-4 (File No. 333-264457) (the “Registration Statement”) filed by T-Mobile US, Inc. (the “Parent”), T-Mobile USA, Inc. (the “Company”) and the other co-registrants named therein (together with the Parent and the Company, the “Registrants”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2022, as amended on May 19, 2022.

The Registrants hereby request that the Registration Statement be made effective at 4:00 p.m. Eastern Time on May 23, 2022, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact Daniel J. Bursky of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel, at (212) 859-8428, Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8890 or John Lawrence of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8215.

Very truly yours,

/s/ Broady Hodder
Broady Hodder
Senior Vice President, Legal Affairs, Corporate Governance and Strategic Transactions & Secretary

Cc:	Daniel J. Bursky, Esq.
Mark Hayek, Esq.
John Lawrence, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP